EXHIBIT 99.1



         Wynnefield Riled by Timing of PGLD Filing to De-Register Stock

New York, New York, February 10, 2004 - Wynnefield Capital, Inc., responded today to news that Phoenix Gold International, Inc., has filed to de-register its common stock and suspend its reporting obligations under the Securities Exchange Act of 1934. Phoenix Gold has not committed to continue providing shareholders with any information beyond annual audited financial statements. Wynnefield affiliates own 415,950 shares, or 13.8 percent, of Phoenix Gold's outstanding stock.

Nelson Obus of Wynnefield stated: "We think that both the timing and substance of this press release is emblematic of Phoenix Gold's cursory treatment of its outside shareholders over the past several years. Why wasn't this announced four days earlier so it could be discussed at the company's annual shareholder meeting? We were troubled last year when disappointing financial results were withheld until just after the meeting. This year's bombshell takes the company's evasive treatment of its public shareholders to a whole new level. This is obviously the type of thing that the company's been considering for a while and that shareholders would expect to be able to talk about with management at the annual meeting."

Wynnefield has urged the company for years to help all outside shareholders receive a fair return on their investment by pursuing a merger or going-private transaction in which all outside shareholders receive a fair price for their shares. Obus explained, "Executive management controls nearly 70 percent of the stock. The remaining 30 percent of outside shareholders are left with a stock that trades only a few thousand shares per day and has for years traded at well below book value. We've asked management and the board to pursue actively a transaction that would give outside holders at least something above book value. With this announcement, we feel like management decided instead to just turn its back on outside shareholders after using their capital for eight years."

Although disappointed, Obus was not surprised that the company would treat shareholders this way. Obus noted, "For three consecutive years, this company has vigorously opposed our efforts to gain just one board representative for outside shareholders through cumulative voting, even though at least 80 percent of votes cast by outside shareholders in each of those years supported our efforts. The company currently provides only the minimum required financial information to investors, refusing to provide earnings estimates in accordance with Regulation FD or hold regular investor conference calls to discuss quarterly results."

"Now virtually no timely financial information will be available and outside shareholders will be left totally in the dark. The company will no longer have to provide officer certifications of its financial results or provide information on matters such as insider trading and executive compensation. Any trading of the company's shares will be on the Pink Sheets, where we've seen stocks suffer significant diminution in value."

Obus also expressed disappointment that the announcement came just weeks after Tim Johnson assumed his new position as the company's CEO and led a group in acquiring a controlling share

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of the company's  stock. "We went into the annual meeting last week with guarded optimism that things would change with Tim Johnson's new role at the company. Given the company's business history and habitual disregard of minority investors, I guess we should have been more skeptical that things would improve for outside shareholders."

Wynnefield has been a long-term holder of PGLD stock, first purchasing shares in the company's initial public offering in 1995. "According to the company's own proxy statements, $100 invested in PGLD in 1995 was worth $21.48 at the end of PGLD's last fiscal year," said Obus. "By shutting out outside shareholders and depriving the market of regular information about the company's performance, the stock is certain to be less liquid and likely to be worth less in the coming months."

Wynnefield Capital, Inc., is a value investor specializing in U.S. small cap companies. For more information, contact Nelson Obus at (212) 760-0134.